RICHARD G. REITEN
Pacwest Center
1211 SW Fifth Avenue, Suite 1600
Portland, Oregon 97204

March 20, 2009

Board of Directors
Building Materials Holding Corporation
P.O. Box 70006
Boise ID 83707-0106

Attention: Paul Street, General Counsel and Secretary
Building Materials Holding Corporation, Boise, ID

This letter represents my resignation as a member of the Board of Directors of Building Materials Holding Corporation.

There are no disagreements between me and the Company with respect to corporate or operations policies and practices.

I have valued my association with the Board, Management and Company during the years I have served as a member of the Board.

My resignation is effective immediately.

Richard G Reiten